June 10, 2013

Weil, Gotshal & Manges LLP 200 Crescent Court, Suite 300 Dallas, Texas 75201 (214) 746-7700 tel (214) 746-7777 fax	K&L Gates LLP 1717 Main Street, Suite 2800 Dallas, Texas 75201 (214) 939-5500 tel (214) 939-5849 fax	Latham & Watkins LLP 140 Scott Drive Menlo Park, California 94025 (650) 328-4600 tel (650) 463-2600 fax

Via EDGAR Transmission and E-Mail

Ms. Susan Block

Attorney-Advisor

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	AMR Corporation
Registration Statement on Form S-4
Filed April 15, 2013
File No. 333-187933

Dear Ms. Block:

On behalf of our clients, AMR Corporation (“AMR”) and US Airways Group, Inc. (“US Airways Group” and, together with AMR, the “parties”), please find responses to the comments of the staff of the United States Securities and Exchange Commission (the “Staff”) sent to AMR in a letter dated June 6, 2013 regarding AMR’s registration statement on Form S-4 (the “Registration Statement”) (File No. 333-187933).

Set forth below in bold are comments from the Staff’s letter. Immediately below each of the Staff’s comments is AMR’s response to that comment. For your convenience, each of the numbered paragraphs below corresponds to the numbered comment in the Staff’s comment letter and includes the caption used in the comment letter.

Ms. Susan Block

U. S. Securities and Exchange Commission

June 10, 2013

General

1. We note your response to our prior comment 6. Please address in a risk factor any risks related to FAA approvals required in connection with integration of American and US Airways after the Closing.

In response to the Staff’s comment, in the next pre-effective amendment of the Registration Statement, the following disclosure will be added as a new paragraph in the risk factor captioned, “AAG’s business will be subject to extensive government regulation, which may result in increases in its costs, disruptions to its operations, limits on its operating flexibility, reductions in the demand for air travel, and competitive disadvantages”:

Subsequent to the Closing, AAG intends to submit to the FAA a transition plan for merging the day-to-day operations of its two mainline airlines, American and US Airways, under a single operating certificate. The issuance of a single operating certificate will occur when the FAA agrees that AAG has achieved a level of integration that can be safely managed under one certificate. While the parties currently believe that such approval can be obtained within two years from the Closing, the actual time required and cost incurred to receive this approval cannot be predicted. Any delay in the grant of such approval or increase in costs beyond those presently expected could have a material adverse effect on the completion date of AAG’s integration plan and receipt of the benefits expected from that plan.

2. We note your response to our prior comment 12. Please remove any limitation on reliance, as found in the first sentence of the last paragraph. Similarly, revise the first sentence in the last paragraph in the Exhibit 8.2 opinion.

In response to the Staff’s comment, the requested revisions have been reflected in the opinions filed with Amendment No. 3 to the Registration Statement.

We are deeply appreciative of the willingness of the Staff to work with us to facilitate a review of these draft materials and more generally to endeavor to accommodate our timing desires.

AMR - 2

Ms. Susan Block

U. S. Securities and Exchange Commission

June 10, 2013

If you have any questions or would like to discuss any of the responses, please do not hesitate to call Tom (212-310-8479), Mary (214-939-4906) or Tony (650-463-2643) or, if more convenient, contact us via e-mail (thomas.roberts@weil.com, mary.korby@klgates.com or tony.richmond@lw.com).

Sincerely,

/s/ Thomas A. Roberts
Thomas A. Roberts

/s/ Mary R. Korby
Mary R. Korby

/s/ Anthony J. Richmond
Anthony J. Richmond

Cc:	Sonia Bednarowski
U.S. Securities and Exchange Commission

Aamira Chaudhry
U.S. Securities and Exchange Commission

Lyn Shenk
U.S. Securities and Exchange Commission

Gary F. Kennedy
Senior Vice President, General Counsel
and Chief Compliance Officer
AMR Corporation

Stephen L. Johnson
Executive Vice President – Corporate and
Government Affairs
US Airways Group, Inc.

AMR - 3